AH
3-30-2004

04018003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

C M 3/25

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 01 2004 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8-52015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORGE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 N. Federal Highway, Suite 300
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Giuliano 516-416-9880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH
3-30-2004

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Giuliano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forge Ginancial Group, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Randy Wayne Albrecht
Commission # DD 068531
Expires Oct. 30, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORGE FINANCIAL GROUP, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Forge Financial Group, Inc.

We have audited the accompanying statement of financial condition of Forge Financial Group, Inc. as of December 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forge Financial Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 5, 2004

FORGE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	17 569
Receivable from clearing broker		489 554
Securities owned, at market value		80 768
Other assets		11 616
	$	**599 507**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	34 913
Accounts payable and accrued expenses		64 581
Due to clearing broker		93 726
Due to parent		27 500
Securities sold, but not yet purchased, at market value		8 758
TOTAL LIABILITIES		229 478
CONTINGENCIES (Note 4)		
SHAREHOLDER'S EQUITY (Notes 2 and 3):		
Common stock, $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		271 500
Retained earnings		98 429
TOTAL SHAREHOLDER'S EQUITY		370 029
	$	**599 507**

The accompanying notes are an integral part of this statement.

FORGE FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:		
Commissions and trading	$	3 057 395
Other		49 940
Total revenue		3 107 335
EXPENSES:		
Commissions		854 968
Clearing charges		437 555
Management fees (Note 3)		674 087
General and administrative		892 575
Quotations		160 459
Total expenses		3 019 644
Income before income taxes		87 691
Provision for income taxes		13 538
NET INCOME	**$**	**74 153**

The accompanying notes are an integral part of this statement.

FORGE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
BALANCES, DECEMBER 31, 2002	100	$ 100	$ 271 500	$ 24 276
Net income	-	-	-	74 153
BALANCES, DECEMBER 31, 2003	**100**	**$ 100**	**$ 271 500**	**$ 98 429**

The accompanying notes are an integral part of this statement.

FORGE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	74 153
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in receivable from clearing broker		(108 440)
Decrease in securities owned, at market value		26 406
Increase in commissions payable		6 982
Decrease in securities sold, but not yet purchased		(23 707)
Decrease in due to clearing broker		(24 389)
Increase in accounts payable and accrued expenses		11 961
Net cash used in operating activities		(37 034)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in other assets		9 451
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in due to parent		27 500
NET DECREASE IN CASH		(83)
CASH, AT DECEMBER 31, 2002		17 652
CASH, AT DECEMBER 31, 2003	**$**	**17 569**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated by its parent as a wholly-owned subsidiary in Florida on June 18, 1999 and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The Company conducts business primarily with other broker-dealers.

The Company records securities transactions and related revenue and expenses on a trade date basis. Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company files a consolidated income tax return with its parent, but provides for income taxes as if it filed separately.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2003, the Company had net capital and net capital requirements of $309,536 and $341,500, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .58 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. Subsequently, in connection with its market making activities, the Company dropped several markets in which it was a market maker thus reducing its net capital requirements to $243,000. On January 16, 2004 the Company notified the Securities and Exchange Commission of the net capital deficiency and its subsequent actions.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company pays management fees to its parent in return for providing office space, support and management services.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and has sold securities that it has not purchased and may incur losses if the market value of the securities changes subsequent to December 31, 2003.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and receivables, are carried at amounts which approximate fair value. Securities owned and securities sold, but not yet purchased are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value.

SUPPLEMENTARY INFORMATION

FORGE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2003

CREDIT:		
Shareholder's equity	$	370 029
DEBITS:		
Non-allowable assets:		
Nonallowable securities		38 484
Other assets		11 616
Total debits		50 100
Net capital before haircuts on securities positions		319 929
Haircuts on securities positions		10 393
NET CAPITAL		309 536
Minimum requirements of 6-2/3% of aggregate indebtedness of $178,435, $341,500 for market making activities, or $100,000, whichever is greatest		341 500
Net capital deficiency	**$**	**(31 964)**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	34 913
Due to clearing broker		51 441
Due to parent		27 500
Accounts payable and accrued expenses		64 581
TOTAL AGGREGATE INDEBTEDNESS	**$**	**178 435**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.58 to 1**

See the accompanying Independent Auditors' Report.

FORGE FINANCIAL GROUP, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2003

Net capital per Company's unaudited Form X-17A-5 Part II filing	$	316 194
Adjustments:		
Increase in non-allowable securities		(3 068)
Increase in haircuts on securities positions		(3 590)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**309 536**

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Forge Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Forge Financial Group, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Forge Financial Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Forge Financial Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

In addition, our review indicated that Forge Financial Group, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 5, 2004